SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DataWorld Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

23815Q109

(CUSIP Number)

Mr. David Matteson
Gardner Carton & Douglas LLP
191 North Wacker Drive, Suite 3700
Chicago, Illinois 60606
(312) 569-1145

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23815Q109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Augustine Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,565,345

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,565,345

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) The Reporting Person owns shares of the Company’s Series B 8% Convertible Preferred Stock, par value $.01 per share (the “Convertible Preferred”).  The Company’s Certificate of Incorporation provides that the holder of the Convertible Preferred may not convert the Convertible Preferred to Common Stock if and to the extent that the issuance of Common Stock upon such conversion would result in the holder being deemed the beneficial owner of more than 10% of the then-outstanding shares of Common Stock within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

CUSIP No. 23815Q109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Augustine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,565,345

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,565,345

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10%(2)

14.	Type of Reporting Person (See Instructions) PN

(2) The Reporting Person is the beneficial owner of shares of Convertible Preferred.  The Company’s Certificate of Incorporation provides that the holder of the Convertible Preferred may not convert the Convertible Preferred to Common Stock if and to the extent that the issuance of Common Stock upon such conversion would result in the holder being deemed the beneficial owner of more than 10% of the then-outstanding shares of Common Stock within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

CUSIP No. 23815Q109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John T. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,565,345

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,565,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10%(3)

14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person is the beneficial owner of shares of Convertible Preferred.  The Company’s Certificate of Incorporation provides that the holder of the Convertible Preferred may not convert the Convertible Preferred to Common Stock if and to the extent that the issuance of Common Stock upon such conversion would result in the holder being deemed the beneficial owner of more than 10% of the then-outstanding shares of Common Stock within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

CUSIP No. 23815Q109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian D. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,565,345

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,565,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10%(4)

14.	Type of Reporting Person (See Instructions) IN

(4) The Reporting Person is the beneficial owner of shares of Convertible Preferred.  The Company’s Certificate of Incorporation provides that the holder of the Convertible Preferred may not convert the Convertible Preferred to Common Stock if and to the extent that the issuance of Common Stock upon such conversion would result in the holder being deemed the beneficial owner of more than 10% of the then-outstanding shares of Common Stock within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

CUSIP No. 23815Q109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas Duszynski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,565,345

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,565,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10%(5)

14.	Type of Reporting Person (See Instructions) IN

(5) The Reporting Person is the beneficial owner of shares of Convertible Preferred.  The Company’s Certificate of Incorporation provides that the holder of the Convertible Preferred may not convert the Convertible Preferred to Common Stock if and to the extent that the issuance of Common Stock upon such conversion would result in the holder being deemed the beneficial owner of more than 10% of the then-outstanding shares of Common Stock within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D” or this “Statement”) is filed jointly by Augustine Capital Management, LLC (“Augustine Capital”), Augustine Fund, LP (“Augustine Fund”), Thomas Duszynski, Brian D. Porter and John T. Porter (collectively, the “Group”).

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.001 per share (the “Common Stock” or “Shares”) of DataWorld Solutions, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 920 Conklin Street, Farmingdale, New York 11735.

Item 2.	Identity and Background

(a) – (c)  This Statement is filed by each member of the Group with respect to the Shares beneficially owned by the Group.  Augustine Capital is the general partner of Augustine Fund.  The controlling members and officers of Augustine Capital are Thomas Duszynski, Brian D. Porter and John T. Porter.

The business address of each member of the Group is 141 W. Jackson, Suite 2182, Chicago, Illinois 60604.  The principal employment of Thomas Duszynski, Brian D. Porter and John T. Porter is investing in securities, conducted through Augustine Capital and Augustine Fund.  Augustine Capital is a Delaware limited liability company.  Augustine Fund is an Illinois limited partnership.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Shares listed under this Schedule 13D were purchased with working capital of Augustine Fund, some of which was provided to Augustine Fund by Thomas Duszynski, Brian D. Porter and John T. Porter from their personal funds.

Item 4.	Purpose of Transaction
The Group acquired the Shares beneficially owned by the Group with investment intent and not with the intent to exercise control of the Company.  As of the date hereof none of the Group Members has any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Group Members hold, in the aggregate, 3,565,345 Shares, which includes 1,743,366 Shares that may be acquired upon the conversion of shares of Convertible Preferred and 160,000 Shares that may be acquired upon the exercise of warrants exercisable within 60 days of the date of this Statement.

(b)           The information contained in table form in Rows 7 though 11 on each of pages 2 through 6 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.

(c)           On September 4, 2003, the Company agreed to amend its Certificate of Incorporation to increase the maximum number of shares of Common Stock into which the Convertible Preferred may be converted by a holder.  Under the Certificate of Incorporation, as amended, a holder of the Convertible Preferred may not convert the Convertible Preferred to Common Stock if and to the extent that the issuance of Common Stock upon such conversion would result in the holder being deemed the beneficial owner of more than 10% of the then-outstanding shares of Common Stock within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.  Previously, the limit was 5%.  Thus, although no Group Member has acquired additional securities of the Company, the Group Members are now beneficial owners of a greater number of Shares as a result of the amendment to the Certificate of Incorporation.

(d)-(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, to each Group Member’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following document is incorporated by reference herein:
(1) Joint Filing Agreement, dated as of September 12, 2003, by and among Augustine Capital Management, LLC, Augustine Fund, LP, Thomas Duszynski, Brian D. Porter and John T. Porter.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2003	AUGUSTINE FUND, L.P.

By:	AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

By:	/s/ John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT, LLC

By:	/s/ John T. Porter
John T. Porter, President

/s/ Thomas Duszynski
Thomas Duszynski

/s/ Brian D. Porter
Brian D. Porter

/s/ John T. Porter
John T. Porter